HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

June 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Gregory Herbers
Jay Ingram

Re:	HUHUTECH International Group Inc.
Amended Registration Statement on Form F-1
Filed on June 3, 2024
File No. 333-270958

Ladies and Gentlemen:

This letter is in response to the letter dated June 17, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HUHUTECH International Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Amendment No. 3 to Form F-1 filed June 3, 2024

General

1.	We note your revisions in response to our prior comment 3. In some instances, it appears these revisions removed updates and reinstated earlier disclosure which does not reflect legislative and other developments that have occurred to date. Accordingly, please further revise your disclosure to reflect appropriate updates, including the following items:

●	Your discussion of the Holding Foreign Companies Accountable Act should reflect the amendments of the Consolidated Appropriations Act, 2023, and related regulations. Include that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

●	Revise disclosure that refers to past events in the future tense (for example, and without limitation, “The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021” and “The PCAOB . . . is making plans to resume regular inspections in early 2023”).

●	Revise disclosure indicating that approval of the CSRC or other PRC authorities is not required (for example, on pages 15, 29, and 32) for consistency with disclosure elsewhere indicating that you have applied for and received CSRC approval in connection with your listing.

●	Update disclosure on page 64 regarding cash transfers between the holding company and its subsidiaries to additionally refer to the year ended December 31, 2023.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure in the Amended Registration Statement to reflect appropriate updates, including the above-mentioned items.

2.	We note disclosure that your PRC subsidiaries have obtained “substantially all” permissions and approvals required for your operations. Please revise your disclosure to describe each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Without limitation, your disclosure should specifically address the approval of the Ministry of Commerce related to the reorganization that was completed on January 14, 2022, which is referenced on page 92.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the disclosure relating to PRC subsidiaries and regulations in the Amended Registration Statement.

Signatures, page II-6

3.	Please revise to identify the individual(s) signing in the capacities of your principal financial officer and accounting officer or controller. Please also note that the registration statement should be signed by the majority of your board of directors. Refer to the Instructions to Signatures on Form F-1.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised to identify the individual signing in the capacities of our principal financial officer and accounting officer or controller. Also, we have revised to add the majority of our board of directors on the signature page.

Exhibits

4.	We note that your Management section identifies several director nominees. Please file consents for the director nominees as exhibits to your registration statement. Refer to Rule 438 of Regulation C.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have filed consents for the director nominees as exhibits to this Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer